WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

1001 Air Brake Avenue

Wilmerding, PA 15148

June 13, 2006

Via EDGAR

Michael Fay

Accounting Branch Chief

United States Securities and Exchange Commission

CF/AD5

100 F Street, NE

Washington, DC 20549-0405

RE:	Westinghouse Air Brake Technologies Corporation.

Form 10-K: For the Year Ended December 31, 2005

Form 8-K: Filed April 25, 2006

File No. 033-90866

Dear Mr. Fay:

We have reviewed the comments and recommendations of the Staff set forth in your letter dated May 23, 2006. On behalf of Westinghouse Air Brake Technologies Corporation (“Wabtec” or the “Company”), this letter will set forth our responses to the Staff’s comments. Note that all page numbers cited in our responses below refer to the page numbers in the Form 10-K filed with the SEC on March 16, 2006.

Michael Fay

June 13, 2006

FORM 10-K: FOR THE YEAR ENDED DECEMBER 31, 2005

Management’s Discussion and Analysis….page 20

Results of Operations, page 23

1.	We note that in certain of your explanations of variances you cite multiple components without quantification of each. In this regard, please quantify all material variance components cited to give readers a context of the magnitude of each. Refer to FR 36, Section 501.04 for guidance. Additionally, disclose the underlying factors for the variance components cited and your belief as to the continuing impact of such. Further, ensure that your disclosure includes discussion of all material variances indicated. For example, you state that operating expenses as a percentage of revenue decreased to 15.3% in 2005 from 18.2% in 2004 without indicating why. Provide us with a copy of your intended disclosure in regard to the preceding points.

In consideration of FR 36, Section 501.04, the Company will provide increased disclosure in future filings to address the reasons for material year to year changes in line items and our belief as to the continuing impact of such. The following is our intended disclosure for 2005:

“2005 COMPARED TO 2004

The following table summarizes the results of operations for the period:

	For the year ended December 31,
In thousands	2005	2004	Percent Change
Net sales	$1,034,024	$822,018	25.8%
Income from operations	101,257	55,405	82.8%
Net income	55,776	32,445	71.9%

Net sales increased by $212 million from $822 million in 2004 to $1,034 million in 2005, primarily as a result of volume increases of about $85 million related to increasing freight car deliveries and strong demand for locomotive components, the acquisition of the friction product assets of Rutgers Rail S.p.A. (“CoFren”) resulting in additional sales of $25 million, and incremental sales of $48 million from the ramp-up of a locomotive module contract in 2005. Aftermarket parts sales also increased by $53 million because of strong carloadings and intermodal units originated. The Company did not realize any significant net sales improvement because of price increases or foreign exchange. Net income for 2005 was $55.8 million or $1.17 per diluted share. Net income for 2004 was $32.4 million or $0.71 per diluted share. This increase in net income was primarily due to increased sales.

Michael Fay

June 13, 2006

The following table shows the Company’s net sales by business segment:

	For the year ended December 31,
In thousands	2005	2004
Freight Group	$798,388	$587,685
Transit Group	235,636	234,333

Net sales	$1,034,024	$822,018

Net sales. Net sales for 2005 increased $212 million, or 25.8%, as compared to 2004. The Freight Group’s increased sales reflected higher sales of aftermarket parts of $53 million; higher demand for pneumatic air brake components related to increased deliveries of freight cars of $85 million; sales of about $25 million from the CoFren acquisition which occurred in the first quarter of 2005; and $48 million of increased sales from a locomotive module contract. Industry deliveries of new freight cars for 2005 increased to 68,657 units as compared to 46,292 in 2004. As long as freight car deliveries and freight car loadings continue to increase, similar positive trends are expected to be realized by the Company. Transit Group sales were slightly higher mostly due to increased OEM demand. As transit car deliveries increase in 2006 and beyond specifically to certain large transit authorities, sales volume is expected to increase.

Gross profit. Gross profit increased to $259.6 million in 2005 compared to $205.2 million in 2004. Gross profit is dependent on a number of factors including pricing, sales volume and product mix. The increase in gross profit is primarily due to increased sales related to both aftermarket sales increases and volume increases in freight car deliveries and the CoFren acquisition in the first quarter of 2005 with gross profit of $53 million, and decreased warranty expense of $7 million. These positive factors were offset by reduced gross profit from the ramp-up of a locomotive modules contract of $2 million and certain restructuring costs of $3 million. In 2005, gross profit, as a percentage of sales, was 25% compared to 25% in 2004. The Company is taking action to improve margins in future quarters, including price increases and ongoing initiatives to increase productivity and efficiency.

The Company recorded a loss provision of $1.6 million in the first quarter of 2005 related to a contract to assemble locomotive modules in our Boise, Idaho facility. This provision was based upon customer purchase orders for units expected to be unprofitable and other specific contract costs. During the third quarter of 2005, as a result of changes to the contract, the entire reserve was reversed to earnings. However, as a result of these agreement changes, the Company charged to expense $1.2 million of pre-production costs originally capitalized in 2004, which was being amortized along with delivery of the modules contract, and $161,000 of other costs. This contract termination potentially reduces the number of locomotive modules the Company may supply to the customer but has allowed for price increases on current and future orders. Other issues reducing gross profit percentage include severance and relocation costs of $1.9 million related to the consolidation of several production facilities and the writedown of fixed assets of $1 million from the closure of certain foundry operations.

Michael Fay

June 13, 2006

The provision for warranty expense was $7 million lower than the prior-year, which positively impacted gross profit. The most significant reason for the reduction is due to specific reserves established in 2004 for Canadian transit door contracts and certain electronic products. Overall, our warranty reserve decreased in 2005 by $1.3 million as claims were paid related to the 2004 specific reserves discussed above.

The following table shows our operating expenses:

	For the year ended December 31,
In thousands	2005	2004	Percent Change
Selling, general and administrative expenses	$121,696	$112,621	8.1%
Engineering expenses	32,762	33,795	(3.1)%
Amortization expense	3,931	3,343	17.6%

Total operating expenses	$158,389	$149,759	5.8%

Operating expenses. Operating expenses increased $8.6 million in 2005 as compared to 2004. Operating expenses are higher in 2005 due to the addition of $6 million from CoFren, a $1 million reserve for a note receivable that is considered uncollectible and overall higher costs from inflation and sales activity of about $4 million. The year ended December 31, 2004 included a $3.2 million unfavorable litigation ruling to GETS-GS which the Company disagrees with and intends to contest. As a percentage of sales, total operating expense declined to 15.3% in 2005 from 18.2 % in 2004 due to the Company keeping operating expenses relatively consistent in 2005 when sales increased 26%.

Income from operations. Income from operations totaled $101.3 million (or 9.8% of sales) in 2005 compared with $55.4 million (or 6.7% of sales) in 2004. Higher operating income resulted primarily from higher sales in 2005.

Interest expense, net. Interest expense decreased 24.7% in 2005 as compared 2004 primarily due to the Company’s lower debt level during 2005 and higher interest income.

Other expense, net. The Company recorded a foreign exchange loss of $3.3 million and $1.2 million, respectively, in 2005 and 2004, due to the effect of currency exchange rate changes on intercompany transactions that are non U.S. dollar denominated amounts and charged or credited to earnings.

Income taxes. The effective income tax rate was 35.6% for 2005. In 2004, Wabtec recorded a $4.9 million tax benefit after resolving certain tax issues from prior years. Without this benefit, the overall effective income tax rate was 36.5% for 2004. The 2005 rate was lower due to increased income in lower tax jurisdictions.

Net income. Net income for 2005 increased $23.3 million, compared with 2004. The increase was primarily due to higher sales.”

Michael Fay

June 13, 2006

2.	It is not clear why warranty claims and the warranty provision have varied significantly over the last three fiscal years. Please explain to us in detail and expand your disclosure accordingly in regard to why the warranty provision decreased by nearly 48% in 2005 despite an increase of net sales in the same year of almost 26%. Explain to us and disclose the factors, including the ongoing productivity and efficiency initiatives implemented, that contributed to the improved warranty performance in 2005, and the specific business units and products affected. Tell us and disclose the reasons for the significant disparity between the provision and claims paid within each year and claims paid each year compared to the corresponding prior year. Quantify all factors to the extent practicable. Support your response with any analyses or schedules that you believe will assist our understanding.

In the Form 10-K, Item 7., Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies on page 34, we disclose that the Company provides warranty reserves to cover expected costs from repairing or replacing products with durability, quality or workmanship issues occurring during established warranty periods. In general, reserves are provided for as a percentage of sales, based on historical experience. In addition, specific reserves are established for known warranty issues and their estimable losses. If actual results are not consistent with the assumptions and judgments used to calculate our warranty liability, the Company may be at risk of realizing material gains or losses.

During the three year period ended December 31, 2005, the Company had several contracts that required significant specific reserves which were established once the extent of liability was known and the likelihood of incurring the cost was probable. These specific reserves caused the provisions and the claims paid to vary from period to period. The most significant specific reserves related to our transit door business unit and certain contracts that experienced large warranty claims. Prior to 2003, management moved the transit door business from our operating facility in Chicago, Illinois, to Montreal, Canada. The migration to Montreal was originally intended to create a focus on transit door systems in one location but ultimately caused a disruption in inventory sourcing, engineering workforce, and inventory management that led to the overall poor warranty experience. In recent years, management has made strides to avoid a repeat of the mistakes in engineering and purchasing and have improved the warranty claim history on both new and legacy door system contracts. In addition to this major issue, certain other subsidiaries experienced specific warranty problems that were addressed during 2003 and 2004.

The 2003 provision was higher than normal because of specific reserves necessary to address known claims. Approximately $4.6 million of the provision related to Canadian door systems discussed above, This was partially offset by the reversal of a reserve for about $2.7 million related to an electronic braking system which was no longer required. Cash payments exceeded the provision primarily because of approximately $1.8 million for a transit product contract accrued for in prior years, and the reserve reversal mentioned above.

The 2004 provision was higher than normal because of specific reserves necessary to address known claims. Approximately $2.5 million of the provision related to continued problems with transit door system contracts at the Canadian subsidiary, as well as $0.5 million for certain electronic products which were produced at one of our U.S. plants for the first time. In addition, approximately $1.6 million of specific charges were incurred for a locomotive contract and certain freight products. Claims paid approximated normal levels of expenditures.

Michael Fay

June 13, 2006

The 2005 provision included one significant specific warranty provision for $1 million related to a brake system issue. Warranty provisions for door systems returned to normal levels. In addition, the Company reversed $0.4 million of unnecessary reserves specific to the transit door systems contracts and $1 million in reserves originally set up for original equipment locomotives maintained by our Boise location because the incidents of claims were lower than originally expected. Cash payments were higher than the provision as we worked through many of the specific issues accrued in 2004.

While sales increased during 2005, claim history improved significantly and revenues from the products with higher warranty claim history were declining as a percentage of overall sales. Specifically, revenues from transit door system contracts and certain other products which had such a poor claim history in 2003 and 2004 were flat or declining, while the brake products and other products which have a good claim history were accounting for the majority of overall sales increases.

We intend to revise future filings to address the specific contracts which drive any unusual warranty activity.

Our statement that “the Company is taking action to improve margins in future quarters, including price increases and ongoing initiatives to increase productivity and efficiency” is intended to be more general and address the fact that gross profit percentage was 25% and historically our gross profit percentage had been higher. Our actions to improve margins include global sourcing, cost containment, and price increases. Future filings will be changed to better clarify that statement.

Liquidity and Capital Resources, page 27

Operating Activities, page 27

3.	Please discuss variances in operating cash flow between corresponding periods in terms of cash. Moreover, citing changes in net income as a reason for variances does not appear to be adequate explanation. For example, net income increased in 2004 yet operating cash flows decreased in the year. Refer to section IV.B.1 of FR 72 for further guidance. Provide us with a copy of your intended disclosure.

In consideration to IV.B.1 of FR 72, future filings will be revised to incorporate disclosure about the variances in operating cash flow. Our intended disclosure would be similar to the following:

“Operating cash flow in 2005 was $84.1 million as compared to $52.9 million in 2004. This $31.2 million increase was the result of increased earnings as well as certain changes in operating assets and liabilities. Net income for the Company increased $23.4 million primarily as a result of the higher sales volume for 2005. Accrued income taxes increased operating cash flows by $16 million in 2005 due to the timing of tax payments in 2004. In particular, tax liabilities recognized in 2003, were liquidated in 2004. Accrued liabilities and customer deposits generated operating cash flows of $36.6 million more than the prior year. In particular, customer deposits from certain locomotive contracts accounted for the

Michael Fay

June 13, 2006

majority of this increase. Net other assets and liabilities generated approximately $18.8 million in cash related to increasing liability balances related to pensions, post retirement healthcare, and long term incentive plan liabilities. Negatively impacting operating cash flows were accounts receivable which used operating cash of $38.8 million and accounts payable decreased using cash of approximately $20.8 million. Accounts receivable had increased as a result of the correspondingly higher sales for 2005. Accounts payable decreased as the Company reduced trade payables. “

Consolidated Statements of Operations, page 47

4.	We note your disclosures that you provide services in addition to sales of products. Accordingly, to the extent material, please separately report revenues from services and related costs pursuant to Rule 5-03(b) (1) and (2) of Regulation S-X.

The Company does not realize revenues from services in excess of 10 percent of total net sales. Therefore, in accordance with Rule 5-03 (b) (1), all service revenues have been combined with net sales of tangible products.

Notes to Consolidated Financial Statements, page 50

Note 18. Commitments and Contingencies, page 69

5.	Refer to the claims in the fourth paragraph on page 69. Tell us and disclose why you cannot estimate your legal and financial liability with respect to these claims. Please note that even if the ultimate financial liability cannot be determined, you should disclose the range of your potential liability or exposure to the extent reasonably determinable. Refer to Question 2 of SAB Topic 5:Y and related portions of SOP 96-1 for guidance.

The Company is not able to estimate its legal and financial liability with respect to asbestos bodily injury cases pending against the Company and its affiliates for a number of reasons. First, the limited settlement history of the Company’s wholly owned subsidiary, Railroad Friction Products Corporation (RFPC), does not provide adequate information to formulate a reasonable estimate of RFPC’s asbestos claims liability. Second, the Company takes the position that it has no legal liability for the asbestos claims being pursued against Wabtec and its divisions and such claims are often voluntarily dismissed on this basis.

RFPC is currently a defendant in excess of 20,000 asbestos bodily injury claims. Prior to 2000, the administration and management of RFPC’s asbestos claims was handled by an original 50% owner of RFPC, American Standard, Inc. (ASI). In 2000, administration and management of the claims shifted from ASI to RFPC. Additionally, the majority of the claims filed against RFPC have been filed within the past few years and have not progressed to a point where RFPC has meaningful information regarding the disease alleged or the potential exposure to RFPC’s product. RFPC has settled approximately 50 claims since October, 2000. The Company does not believe that RFPC’s settlement history, nor the minimal information provided to date in these claims provides a basis to develop assumptions upon which to form a reasonable estimate of RFPC’s potential range of liability, the potential number of future claims, the disease classifications of the plaintiffs, or the number of cases that will be dismissed without payment. Furthermore, RFPC owns insurance that provides coverage for asbestos bodily injury claims and, to date, its insurers have provided RFPC with defense and indemnity in these actions. Finally, changes in state and federal law, or the disease classifications of plaintiffs, may also affect RFPC’s liability.

Michael Fay

June 13, 2006

Wabtec Corporation, parent corporation of RFPC, is also a defendant in some asbestos bodily injury claims. To the extent that Wabtec Corporation is named in any asbestos litigation, management’s position is that it has no legal liability for the claims alleged, and that the former owners of Wabtec’s assets retained asbestos liabilities for the products at issue. To date, Wabtec has been able to successfully defend itself on this basis, including an arbitration decision which confirmed Wabtec’s position that it did not assume any asbestos liabilities from a former owner of a majority of Wabtec’s assets.

Although a range of loss is not reasonably determinable at present for the reasons discussed above, management believes that the limited payment history, the retention of asbestos liabilities by the former owners of Wabtec’s assets and available insurance make it unlikely that losses would be material to the financial position, results of operations and cash flows of the Company.

In consideration of SAB Topic 5:Y, future filings will be revised to include additional information as to the circumstances and assumptions that lead to the Company not being able to estimate its legal and financial liability.

6.	In regard to the matter with Amtrak, please tell us and disclose the amount of the claim submitted to you by Knorr.

In its letter dated July 8, 2005, to the management of the Company, Knorr provided notice of a potential claim for any damages caused by defects or failures of the Acela brake discs supplied to Knorr by the Company. Knorr’s letter did not contain any specific amount or range for the potential claim. However, along with their letter, Knorr forwarded two other letters: a June 30, 2005 letter from, Northeast Corridor Maintenance Services Company (NeC-MSC, which is an LLC owned by Bombardier Corporation and Alstom Transportation Inc. that maintains the Acela service) to Knorr, in which NeC-MSC provided Knorr with notice of a potential claim for any damages attributable to a failure in the Acela brake system; and a June 15, 2005 letter from Amtrak to NeC-MSC in which Amtrak provided notice of a potential liquidated damage claim against NeC-MSC in the amount of $14,336,495.33, through May 31, 2005, with damages continuing to accrue.

Subsequently, on January 23, 2006, Knorr verbally informed the Company that Amtrak had estimated its damages to be approximately $33 million. Additionally, in a letter dated March 2, 2006, Knorr informed the Company that Amtrak had indicated to Knorr that Amtrak may have direct claims against Knorr, the Company, and Faiveley Transport arising from the Acela brake disc situation, but the amount or range of any such claims was not specified. No specific claim amount was submitted to us from Knorr.

Michael Fay

June 13, 2006

We will revise future filings to disclose that Knorr has indicated to the Company that it expects Wabtec to participate in any financial settlement arising from the defects or failures of the Acela brake discs.

Note 19. Segment Information, page 71

7.	Please disclose revenues from external customers by product or service pursuant to paragraph 37 of FAS 131.

In accordance with paragraph 37, FAS 131, future filings will be revised to disclose revenues from external customers for each product or each group of similar products.

Our intended disclosure would be:

Product Revenues

(in thousands)

	Year ended December 31,
	2005	2004	2003
Brake Products	$367,381	$282,714	$248,314
Freight Electronics & Specialty Products	321,874	261,595	202,888
Build, Overhaul & Remanufacturing	202,517	121,302	148,182
Transit Products	120,745	135,696	109,824
Other	21,507	20,711	8,716

Total Sales	$1,034,024	$822,018	$717,924

FORM 8-K: FILED APRIL 25, 2006

8.	We note your use of the non-GAAP measure EBITDA in your earnings release furnished on Form 8-K. We note from page 27 of your Form 10-K that you present EBITDA as a measure of liquidity. Accordingly, please revise future press releases furnished on Form 8-K to reconcile EBITDA to operating cash flow rather than net income, disclose that EBITDA is presented solely as a liquidity measure, and give equal or greater prominence to the operating cash flows(the most directly comparable GAAP measure). Refer to the requirements of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A – D) of Regulation S-K. In the alternative, please discontinue use of this measure.

Future filings of Form 8-K, and Form 10-K will discontinue use of the non-GAAP measure EBITDA.

******

In connection with responding to the SEC’s comments, we acknowledge that:

(a) Westinghouse AirBrake Techonologies Corporation(the “Company”) is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

Michael Fay

June 13, 2006

(b) SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact the undersigned at (412) 825-1317 or contact our counsel at Reed Smith, Dave DeNinno (412-288-3214) or Christi Davis (412-288-7226).

Sincerely,

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

/s/ Alvaro Garcia-Tunon
Alvaro Garcia-Tunon

cc:	P. Dugan

P. Robinson

D. DeNinno, Esq.

C. Davis, Esq.